UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                            Silverstar Holdings, Ltd.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    G81365101
               --------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                               -----------------------
CUSIP No.   G81365101              SCHEDULE 13G             Page 2 of 9 Pages
-------------------------                               -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
       NUMBER OF             5    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY              ---------------------------------------------------
         EACH                6    SHARED VOTING POWER
      REPORTING
        PERSON                    0
         WITH                ---------------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON *

     CO
--------------------------------------------------------------------------------

-------------------------                               -----------------------
CUSIP No.   G81365101              SCHEDULE 13G             Page 3 of 9 Pages
-------------------------                               -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF             5    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY              ---------------------------------------------------
         EACH                6    SHARED VOTING POWER
      REPORTING
        PERSON                    0
         WITH                ---------------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON *

     IA
--------------------------------------------------------------------------------

-------------------------                               -----------------------
CUSIP No.   G81365101              SCHEDULE 13G             Page 4 of 9 Pages
-------------------------                               -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     US Citizen
--------------------------------------------------------------------------------
       NUMBER OF             5    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY              ---------------------------------------------------
         EACH                6    SHARED VOTING POWER
      REPORTING
        PERSON                    0
         WITH                ---------------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON *

     IN
--------------------------------------------------------------------------------

-------------------------                               -----------------------
CUSIP No.   G81365101              SCHEDULE 13G             Page 5 of 9 Pages
-------------------------                               -----------------------

Item 1(a).   Name of Issuer:

                  Silverstar Holdings Ltd.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  Clarendon House
                  Church Street
                  Hamilton HM CX Bermuda.

Item 2(a).   Name of Person Filing.
                  Vision Opportunity Master Fund, Ltd.
                  Vision Capital Advisors, LLC
                  Adam Benowitz

Item 2(b).   Address of Principal Business Office or, if None, Residence.

                  Vision Opportunity Master Fund, Ltd.:

                           c/o Citi Hedge Fund Services (Cayman) Limited P.O. Box 1748
                           Cayman Corporate Centre
                           27 Hospital Road, 5th Floor
                           Grand Cayman KY1-1109
                           Cayman Islands

                  Vision Capital Advisors, LLC
                  Adam Benowitz:

                           20 W. 55th Street, 5th Floor
                           New York, New York 10019
                           USA

Item 2(c).   Citizenship.

                  Vision Opportunity Master Fund, Ltd. - Cayman Islands Vision Capital Advisors, LLC - Delaware
                  Adam Benowitz - US Citizen

Item 2(d).   Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

                  G81365101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

-------------------------                               -----------------------
CUSIP No.   G81365101              SCHEDULE 13G             Page 6 of 9 Pages
-------------------------                               -----------------------

Item 4.      Ownership.

         The following is information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1 as of December 31, 2007:

         (a)      Vision Opportunity Master Fund, Ltd. - 0
                  Vision Capital Advisors, LLC - 0
                  Adam Benowitz - 0

         (b)      Percent of class:

                  Vision Opportunity Master Fund, Ltd. - 0.0%*
                  Vision Capital Advisors, LLC - 0.0%*
                  Adam Benowitz - 0.0%*

         (c)      Number of shares as to which the person has:

                  Vision Opportunity Master Fund, Ltd.
                  ------------------------------------

                  (i)      Sole power to vote or to direct the vote: 0
                  (ii)     Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of: 0
                  (iv) Shared power to dispose or to direct the disposition of: 0


                  Vision Capital Advisors, LLC
                  ----------------------------

                  (i)      Sole power to vote or to direct the vote: 0
                  (ii)     Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of: 0
                  (iv) Shared power to dispose or to direct the disposition of: 0

                  Adam Benowitz
                  -------------

                  (i)      Sole power to vote or to direct the vote: 0
                  (ii)     Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of: 0
                  (iv) Shared power to dispose or to direct the disposition of: 0


* Percent of class based on 18,994,280 shares of Common Stock outstanding as of November 6, 2007 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed on November 14, 2007.

-------------------------                               -----------------------
CUSIP No.   G81365101              SCHEDULE 13G             Page 7 of 9 Pages
-------------------------                               -----------------------

Item 5.      Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that, as of the date hereof, each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.      Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.      Notice of Dissolution of Group.

                  Not Applicable

-------------------------                               -----------------------
CUSIP No.   G81365101              SCHEDULE 13G             Page 8 of 9 Pages
-------------------------                               -----------------------


Item 10.     Certification.

 Certification pursuant to ss.240.13d-1(c):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------------                               -----------------------
CUSIP No.   G81365101              SCHEDULE 13G             Page 9 of 9 Pages
-------------------------                               -----------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 12, 2008

                                       VISION OPPORTUNITY MASTER FUND, LTD.**

                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Name:  Adam Benowitz
                                           Title: Director


                                       VISION CAPITAL ADVISORS, LLC**

                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Name:  Adam Benowitz
                                           Title: Managing Member


                                       /s/ ADAM BENOWITZ
                                       -----------------------------------------
                                       ADAM BENOWITZ**



** Vision Capital Advisors, LLC (the "Investment Manager") serves as investment manager to Vision Opportunity Master Fund, Ltd. (the "Master Fund"), the record owner of the subject securities. Adam Benowitz is the managing member of the Investment Manager and a Director of the Master Fund. Each Reporting Person disclaims beneficial ownership of all securities other than those owned of record by such Reporting Person.